SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2005

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate  by  check  mark  whether  the   registrant  by  furnishing  the
       information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated August 9, 2005 with respect to the Registrant's results of operations for the quarter ended June 30, 2005.

     Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the Registrant's results of operations for the quarter ended June 30, 2005.

     Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant's unaudited condensed consolidated financial statements for the quarter ended June 30, 2005.

     Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries with respect to the quarter ended June 30, 2005.

     Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended June 30, 2005.


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AMERICAN ISRAELI PAPER MILLS LTD.
                                       (Registrant)


                                       By:   /s/ Lea Katz
                                           -----------------------------------
                                           Name:  Lea Katz
                                           Title: Corporate Secretary

Dated: August 9, 2005.

                                  EXHIBIT INDEX


      Exhibit No.   Description

          1.   Press release dated August 9, 2005.

          2.   Registrant's management discussion.

          3. Registrant's unaudited condensed consolidated financial statements.

          4. Unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries.

          5. Unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries.

                                                                       EXHIBIT 1


                                              NEWS

                                              CLIENT:  AMERICAN ISRAELI
                                                       PAPER MILLS LTD.

                                              AGENCY CONTACT:  PHILIP Y. SARDOFF

                                              FOR RELEASE:     IMMEDIATE




                        AMERICAN ISRAELI PAPER MILLS LTD.
           REPORTS FINANCIAL RESULTS FOR SECOND QUARTER AND SIX MONTHS

Hadera, Israel, August 9, 2005 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") today reported financial results for the second quarter and first six months ended June 30,2005.

Since the Company's share in the earnings of associated companies constitutes a material component in the Company's statement of income (primarily on account of its share in the earnings of Mondi Business Paper Hadera (Mondi Hadera) and Hogla-Kimberly (H-K) that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), we also present the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of intercompany sales and irrespective of the percentage of holding.

Aggregate group sales in the first six months of 2005(January - June 2005) totaled NIS 1,370.9 million compared with NIS 1,337.9 million in the corresponding period last year (January - June 2004). Aggregate sales in the second quarter of 2005 (April - June 2005) totaled NIS 685.1 million, compared with NIS 655.3 million in the corresponding quarter last year (April - June
2004).

The aggregate operating profit presented below for the first six months of this year and for the second quarter of the year does not include the extraordinary provision for doubtful debts, in the amount of NIS 10.6 million, that was recorded at H-K as a result of the collapse of H-K's client, the Club Market chain and the stay of proceedings that was approved by the District Court in July this year (as it is not part of the ongoing operations for the period).

Aggregate operating profit in the first six months of 2005 totaled NIS 65.3 million compared with NIS 106.0 million in the corresponding period last year.

Aggregate operating profit in the second quarter of 2005 totaled NIS 29.1 million, compared with NIS 49.6 million in the corresponding quarter last year.

The consolidated data below does not include the results of operations of Mondi Hadera, H-K, Carmel Container Systems and TMM Integrated Recycling industries, which are included in the Company's share in results of associated companies.

Consolidated sales in the first six months of 2005 totaled NIS 240.0 million compared with NIS 238.2 million in the corresponding period last year. Consolidated sales in the second quarter of the year totaled NIS 118.3 million, compared with NIS 119.1 million in the corresponding quarter last year.

Operating profit in the first six months of 2005 totaled NIS 25.8 million compared with NIS 27.3 million in the corresponding period last year. Operating profit in the second quarter of 2005 totaled NIS 11.3 million, compared with NIS
13.8 million in the corresponding quarter last year.

Net profit before non-recurring items totaled NIS 23.1 million during the reported period, as compared with NIS 32.4 million in the corresponding period last year.

Due to the collapse of the Club Market chain, which has entered a stay of proceedings, H-K has recorded a net non-recurring loss (after taxes) of NIS 7 million, of which the Company's share amounts to a net sum of NIS 3.5 million, thereby bringing the reported net income during the reported period to NIS 19.5 million.

Net profit during the reported period does not include the impact of the tax law reforms, that were passed by the Knesset on July 27, 2005, that serve to gradually lower the corporate tax rate to a level of 25% by 2010. The derived tax benefit will be recorded in the third quarter of the year and is estimated at NIS 9 million (including the Company's share in the benefit at the associated companies).

During the corresponding period last year, extraordinary income in the amount of NIS 10.2 million was recorded in the Company's financial statements, on account of a tax benefit (including the Company's share in the benefit at the associated companies), originating from the change in deferred taxes due to the lowering of tax rate, that became effective in June 2004.

Earnings per share (EPS) (before non-recurring gains) in the first six months of 2005 totaled NIS 5.70 ($1.25 per share) compared with NIS 8.01 ($1.78 per share) for the corresponding period last year.

Earnings per share (EPS), before non-recurring items, in the second quarter this year totaled NIS 2.23 per share ($0.49 per share), as compared with NIS 3.70 share in the corresponding quarter last year ($0.82 per share).

The inflation rate in the first six months of 2005 was 0.5% as compared with an inflation rate of 1.4% in the corresponding period last year.

The exchange rate of the NIS was devaluated against the U.S. dollar in the first six months of 2005 by approximately 6.2% as compared with a devaluation of 2.7% in the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company, said that the first half of 2005 was characterized by a slowdown in the growth rate of the Israeli economy in relation to 2004 - a slowdown that was expressed by lower domestic demand and deteriorating terms of trade.

The trend of rising energy prices that began in 2004 grew even more acute in 2005, in all the input types used by the Group as compared with the corresponding period last year (including fuel oil - an increase of 30%, diesel
- 33% and electricity - 15%). The effect of these higher prices in annual terms represents an additional annual expenditure of NIS 30 million.

Furthermore, the prices of all main raw materials used by the Group companies in their various operations also continued to grow - including pulp, fluff (pulp for absorbent products) and absorbent materials for diapers (SAP).

The above-mentioned extraordinary price hikes, coupled with the surplus supply of low-priced paper imports, harmed the Group's results during the reported period, in relation to the corresponding period last year.

Due to this rise in the input prices, the Group accelerated its efficiency programs in all companies, operating intensively across all expense areas - in parallel to maintaining the quality of products and the market shares.

In addition, the Group raised the selling prices of its products, albeit only partially and not to the extent warranted by the higher input prices - due to the economic conditions outlined above, the lower demand and the escalating competition.

These efficiency measures, together with the higher prices, rendered it possible to significantly reduce the heavy impact of the rising input prices on the results.

An enterprise-wide comprehensive program was formulated during the current quarter, intended to exploit all of the Group's business and managerial capabilities, for the purpose of gradually improving the profitability.

As part of the Company's endeavors for cutting manufacturing costs and for additional environmental improvements, the Company is continuing to promote the energy-cogeneration plant project in Hadera, based on natural gas.

The Company's share in the earnings of associated companies (before non recurring items) in the reported period amounted to NIS 8.1 million compared with NIS 17.2 million in the corresponding period last year.

The following principal changes were recorded in the Company's share in the earnings of the main associated companies, in relation to the corresponding period last year (before non-recurring items):

- The Company's share in the net income of Mondi Hadera (49.9%) decreased by NIS 5.3 million. Most of the change in the net income is attributable to the decrease in operating income over the years, as a result of the rebuild of the paper machine this year. The massive rebuild that intended to increase the output of the machine and improve the quality of the paper, required shutdown during the rebuild and was accompanied by a learning curve, as is normal during such a significant project. The full expected benefit of this rebuild will be reflected later this year and in 2006. Also, the unusual increase in raw material, energy and water prices adversely affected the profitability of Mondi Hadera. Mondi Hadera is continuing to raise its prices as much as possible considering the market condition both in Europe and Israel and is further expanding its cost-cutting efforts.

- The Company's share in the net income of H-K Israel (49.9%) grew by NIS 0.7 million (not including the allowance due to Club Market). The implementation of the efficiency program at Hogla Kimberly, in conjunction with higher prices, served to compensate for the sharp rise in input prices (raw materials and energy) and improved the operating income in the second quarter of the year.

     A net loss of NIS 3.5 million was recorded in the second quarter of the year, on account of AIPM's share in the additional provision for doubtful debts that was recorded by Hogla Kimberly on account of the debt of Club Market.

- The Company's share in the net income of Ovisan (Turkey) (49.9%) decreased by NIS 1.9 million. Ovisan is continuing its preparation for the expansion of operations in the Turkish market and for the introduction of Kimberly Clark's international premium brands into the Turkish market, within the framework of the multi-annual strategic program that is in its final stages of formulation at this time (in partnership with Kimberly Clark). In this capacity, the local management team was reinforced, to enable the realization of this plan. The said plan is intended to begin toward the end of 2005 and will continue into 2006.

The Company's share in the earnings of associated companies - including non-recurring items - amounted to NIS 4.5 million in the reported period, after a deduction of NIS 3.5 million, representing AIPM's share in the losses of H-K - due to Club Market. It is not including the Company's share in the tax benefit from the tax reform of 2005 (see above) that is expected to be recorded in the third quarter this year at the various companies. AIPM's share in the tax benefit is expected to amount to NIS 4 million. In the corresponding period last year, the Company's share included a sum of NIS 4.4 million, as AIPM's share in the tax benefit recorded at the companies following the tax reform of 2004.

A total of 3,446 shares were issued during the reported period (0.1% dilution), as a result of the exercise of 12,520 option warrants as part of the Company's employee stock option plans.

The Company recently acquired a plot of land of 21.5 acres, next to its Hadera plant, for a purchase price of $4.4 million.

In July 2005, Carmel Container Systems Ltd. - an associated company - completed its delisting and deregistration process from the US stock exchange.

This report contains various forward-looking statements based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                                   (UNAUDITED)
                                NIS IN THOUSANDS
                            EXCEPT PER SHARE AMOUNTS



                            SIX MONTHS ENDED JUNE 30,

                             2005              2004
                             ====              ====

Net sales                   240,041           238,244

Net earnings                 19,541*           42,630*

Earnings per share             4.83*            10.53*


                           THREE MONTHS ENDED JUNE 30,

                             2005              2004
                             ====              ====

Net sales                   118,263           119,062

Net earnings                  5,510*           25,195*

Earnings per share             1.36*             6.22*



* The net earnings of the 6 months and 3 months ended June 30, 2005 include a non- recurring loss in the sum of NIS 3.5 million on account of AIPM's share in Hogla-K+imberly's loss regarding Club-Market, and does not include tax benefit in the sum of about NIS 9 million on account of the new tax reform in Israel. This income will be recorded in the third quarter of 2005.

         The net earnings of the 6 months and 3 months ended June 30, 2004 include a non-recurring tax benefit of about NIS 10.2 million.

                                                                       EXHIBIT 2


                                                                  August 9, 2005

MANAGEMENT  DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM") for the first six months of 2005.

A.   A SUMMARIZED DESCRIPTION OF THE GROUP AND ITS BUSINESS ENVIRONMENT

     1.   GENERAL

          AIPM deals in the manufacture and sale of paper, in the recycling of paper waste and in the marketing of office supplies - through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers, packaging for consumer goods and the handling of solid waste.

          The company's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

2.       THE BUSINESS ENVIRONMENT

          The first half of 2005 was characterized by a slowdown in the growth rate of the Israeli economy in relation to 2004 - a slowdown that was expressed by lower domestic demand and deteriorating terms of trade.

          The continuing structural problems in the European economy resulted in the continued recession, while the changes in the Chinese economy have even exacerbated this trend. Consequently, also due to the surplus manufacturing capacity in Europe (created as a result of anticipated growth, resulting in surplus supply as opposed to low demand), low-priced competing imports are arriving in Israel, constituting a price barrier against the Group's products in Israel.

          The weakening euro in the second quarter of 2005 resulted in an erosion of selling prices in exports (fine paper exports are made primarily to Europe) and lowering of prices of competing imports.

          The trend of rising energy prices that began in 2004 grew even more acute in 2005, in all the input types used by the Group (including fuel oil, diesel and electricity). Diesel prices for transportation and fuel oil average prices rose by over 30% during the reported period (January-June 2005) as compared with the corresponding period last year (January-June 2004), while electricity prices rose by approximately 15%. The effect of these higher prices in annual terms represents an additional annual expenditure of NIS 30 million.

          Furthermore, the prices of all main raw materials used by the Group companies in their various operations also continued to rise - including pulp, fluff (pulp for absorbent products) and absorbent materials for diapers (SAP).

          The above-mentioned extraordinary price hikes, coupled with the surplus supply of low-priced paper imports, harmed the Group's results during the reported period, in relation to the corresponding period last year.

          Due to the said rise in the input prices, the Group accelerated its efficiency programs in all companies, operating intensively across all expense areas - in parallel to maintaining quality of products and market shares.

          In addition, the Group raised the selling prices of its products, albeit only partially and not to the extent warranted by the higher input prices - due to the economic conditions outlined above, the lower demand and the escalating competition.

          The said efficiency measures, together with the higher prices, rendered it possible to significantly reduce the heavy impact of the rising input prices on the results.

          Concurrently, an enterprise-wide comprehensive program was formulated during the current quarter, intended to exploit all of the Group's business and managerial capabilities, for the purpose of gradually improving the profitability.

          As part of the company's endeavors for cutting manufacturing costs and for additional environmental improvements, the company is continuing to promote the energy-cogeneration plant project in Hadera, based on natural gas.
          The company is initially preparing for the conversion of its energy-cogeneration systems from the use of fuel oil to natural gas, once the transportation infrastructure of natural gas to Hadera is completed.
          In this capacity, the company signed an agreement with Thetis Sea Group on July 29, 2005, for the purchase of natural gas (see below).

          The exchange rate of the shekel (NIS) vis-a-vis the US dollar was devaluated by approximately 6.2% during the reported period, as compared with a devaluation of 2.7% during the corresponding period last year.

          The inflation rate during the reported period amounted to 0.5%, as compared with an inflation rate of 1.4% in the corresponding period last year.

B.   RESULTS OF OPERATIONS

     1.   AGGREGATE DATA

          Since the Company's share in the earnings of associated companies constitutes a material component in the company's statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. [Mondi Hadera] and Hogla-Kimberly that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), we present the aggregate data which also include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of mutual sales and without considering the rate of holding.

          The aggregate sales amounted to NIS 1,370.9 million during the reported period, as compared with NIS 1,337.9 million in the corresponding period last year.

          The aggregate sales in the second quarter amounted to NIS 685.1 million, as compared with NIS 655.3 million in the corresponding quarter last year.

          The aggregate operating profit totaled NIS 65.3 million during the reported period, as compared with NIS 106.0 million in the corresponding period last year.

          The aggregate operating income in the second quarter of the year totaled NIS 29.1 million, as compared with NIS 49.6 million in the corresponding quarter last year.

          The operating income presented above for the reported period this year and for the second quarter of the year does not include the extraordinary provision for doubtful debts, in the amount of NIS 10.6 million, that was recorded at Hogla Kimberly as a result of the collapse of the Club Market chain and the stay of proceedings that was approved by the District Court in July this year (since they do not form part of the ongoing operations for the period).

     2.   CONSOLIDATED DATA

          The information set forth below does not include the results of operation of Mondi Hadera, Hogla-Kimberly, Carmel and TMM Integrated Recycling Industries.

          The sales during the reported period amounted to NIS 240.0 million, as compared with NIS 238.2 million in the corresponding period last year.

          The sales in the second quarter of the year (April-June 2005) totaled NIS 118.3 million, as compared with NIS 119.1 million in the corresponding quarter last year (April-June 2004).

          The operating income totaled NIS 25.8 million during the reported period, as compared with NIS 27.3 million in the corresponding period last year.

          The operating income in the second quarter of the year totaled NIS
          11.3 million, as compared with NIS 13.8 million in the corresponding quarter last year.

          The profit after taxes and before the Company's share in the earnings of associated companies (before the influence of non recurring items) for the reported period, amounted to NIS 15.0 million, as compared with NIS 15.2 million during the corresponding period last year.

     3.   NET PROFIT AND EARNINGS PER SHARE

          The net profit before non-recurring items totaled NIS 23.1 million during the reported period, as compared with NIS 32.4 million in the corresponding period last year.

          Due to the collapse of the Club Market chain, which has entered a stay of proceedings, Hogla Kimberly, an associated company, has recorded a net non-recurring loss (after taxes) of NIS 7 million, of which the company's share amounts to a net sum of NIS 3.5 million, thereby bringing the reported net income during the reported period to NIS
          19.5 million.

          The net income during the reported period does not include the impact of the tax law reforms, that were passed by the Knesset on July 27, 2005, that serve to gradually lower the corporate tax rate to a level of 25% by 2010. The derived tax benefit will be recorded in the third quarter of the year and is estimated at NIS 9 million (including the company's share in the benefit at the associated companies).

          During the corresponding period last year, extraordinary income in the amount of NIS 10.2 million was recorded in the company's financial statements, on account of the tax benefit (including the company's share in the benefit at the associated companies), originating from the change in deferred taxes due to the lowering of tax rate that became effective in June 2004.

          Earnings per share (EPS), before non-recurring items, in the reported period this year totaled NIS 570 per NIS 1 par value ($1.25 per share), as compared with NIS 801 per NIS 1 par value in the corresponding period last year ($1.78 per share).

          Earnings per share (EPS), before non-recurring items, in the second quarter this year totaled NIS 223 per NIS 1 par value ($0.49 per share), as compared with NIS 370 per NIS 1 par value in the corresponding quarter last year ($0.82 per share).

          The return on shareholders' equity in annual terms, before non-recurring items, amounted to 8.0% during the reported period, as compared with 10.6% in the corresponding period last year.

C.   ANALYSIS OF OPERATIONS AND PROFITABILITY

     The analysis set forth below is based on the consolidated data.

     1.   SALES

          The consolidated sales during the reported period amounted to NIS
          240.0 million, as compared with NIS 238.2 million in the corresponding period last year.

          The growth in sales in relation to the corresponding period last year originated from a certain improvement in selling prices and quantitative growth in the domestic market, that was partially offset by a decrease in exports.

     2.   COST OF SALES

          The cost of sales amounted to NIS 187.7 million - or 78.2% of sales - during the reported period, as compared with NIS 183.4 million - or 77% of sales - in the corresponding period last year.

          The gross margin as a percentage of sales reached 21.8% during the reported period, as compared with 23.0% in the corresponding period last year.

          The decrease in the gross margin originated primarily from an increase in raw material prices (15% in paper waste), coupled with an unusual increase in energy prices (30% in fuel oil and 15% in electricity), as well as water prices (9%) and was partially offset by quantitative growth in the sale of paper waste, higher selling prices and the continuing efficiency processes in all areas of operation.

          Labor Wages

          Wages in the cost of sales and in the selling, general and administrative expenses amounted to NIS 73.7 million in the reported period, as compared with NIS 72.4 million in the corresponding period last year.

          The change in the cost of wages in relation to the corresponding period represents savings in personnel on the one hand, coupled with a nominal 3% increase in wages, on the other hand.

     3.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

          The selling, general and administrative expenses (including wages) amounted to NIS 26.5 million in the reported period - or 11.1% of sales - as compared with NIS 27.5 million - or 11.6% of sales - in the corresponding period last year. The decrease in the selling, general and administrative expenses originated from actions intended to bring about savings and efficiency, coupled with the impact of the decrease in export volumes on the selling expenses.

     4.   OPERATING INCOME

          The operating profit totaled NIS 25.8 million during the reported period (10.7% of sales), as compared with NIS 27.3 million (11.5% of sales) in the corresponding period last year.

     5.   FINANCIAL EXPENSES

          The financial expenses during the reported period amounted to NIS 4.3 million, as compared with NIS 4.5 million in the corresponding period last year.

          The total average of the company's net, interest-bearing liabilities grew by approximately NIS 40 million, as a comparison between the periods. The growth originated from the payment of NIS 100 million in dividends in September 2004, net of the positive cash flows for the period.

          Moreover, the cost of the transaction for hedging the Series 2 notes against a rise in the CPI has risen to 1.3% per annum in 2005, as compared with 0.92% per annum in 2004 and resulted in an increase in costs related to the notes.

          On the other hand, the decrease in the average interest rate, due to the decreasing interest rate in the Israeli market, and the higher devaluation this year (that served to increase the revenues from the company's dollar-denominated assets) resulted in the fact that the financial expenses did not grow this year in relation to the corresponding period last year.

     6.   TAXES ON INCOME

          Taxes on income from current activities amounted to NIS 6.5 million in the reported period, as compared with NIS 7.7 million in the corresponding period last year.

          The principal items responsible for the decrease in tax expenses during the reported period in relation to the corresponding period last year include the decrease in pre-tax earnings this year and the decrease in tax rates that was determined last year.

          The tax expenditures this year do not include the impact of the tax reforms that was passed by the Knesset in July this year (regarding the gradual decrease of the corporate tax rate to 25% by 2010). The estimated tax benefit for the company amounts to NIS 5 million (excluding the company's share in the benefit at associated companies) and will be recorded in the third quarter this year.

          A tax benefit of NIS 5.8 million was recorded during the corresponding period last year on account of the impact of the corporate tax change last year on the company's deferred taxes. Subsequent to this benefit deduction from the tax expenses last year, the reported tax expenses last year amounted to only NIS 1.9 million.

     7.   COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES

          The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

          The Company's share in the earnings of associated companies (before non-recurring items) totaled NIS 8.1 million during the reported period, as compared with NIS 17.2 million in the corresponding period last year.

          The following principal changes were recorded in the Company's share in the earnings of associated companies, in relation to the corresponding period last year (before non-recurring items):

          - The Company's share in the net income of Mondi Hadera (49.9%) decreased by NIS 5.3 million. Most of the change in the net income originates from the decrease in operating income over the years, as a result of the rebuild of the paper machine this year. The massive rebuild intended to improve the output of the machine and the quality of the paper, required shut-down during the rebuild and was accompanied by a learning curve, as is normal during such a significant project. The full impact of this rebuild will be reflected later this year and in 2006.

               Also, the unusual increase in raw material, energy and water prices adversely affected the profitability of Mondi Hadera.

               The economic slowdown in Europe is creating a constant erosion of prices and low-priced import of paper. This renders it difficult for Mondi Hadera to raise prices, as warranted from the said rise in input price - both on the local and especially in export markets. Mondi Hadera is nevertheless continuing to raise its prices and is further expanding its cost-cutting efforts.

               In parallel, Mondi Hadera is focusing intensive efforts in product development and in creating differentiation as opposed to import products - that will result in a gradual increase of the premium on products.

          - The company's share in the net income of Hogla Kimberly Israel (49.9%) grew by NIS 0.7 million (not including the allowance due to Club Market affair). The implementation of the efficiency program at Hogla Kimberly, in conjunction with higher prices, served to compensate for the sharp rise in input prices (raw materials and energy) and improved the operating income in the second quarter of the year.

               A net loss of NIS 3.5 million was recorded in the second quarter of the year, on account of AIPM's share in the additional provision for doubtful debts that was recorded by Hogla Kimberly on account of the debt of Club Market that is in a stay of proceedings.

          - The Company's share in the net income of Ovisan (Turkey) (49.9%) decreased by NIS 1.9 million. Ovisan is continuing its preparation for the expansion of operations in the Turkish market and for the introduction of Kimberly Clark's international premium products into the Turkish market, within the framework of the multi-annual strategic program that is in its final stages of formulation these very days (in partnership with Kimberly Clark). In this capacity, the local management team was reinforced, to enable the realization of the said plan. The said plan is intended to begin toward the end of 2005 and will continue into 2006, including the introduction of the Kotex(R) line of feminine hygiene products, Huggies(R) diapers and Kleenex(R) paper products.

          - The Company's share in the net earnings of the Carmel Group (26.25%) fell by NIS 1.2 million, due to the decrease in the operating income, coupled with an increase in financial expenses during the reported period (due to devaluation differentials). The decrease in operating income originated primarily from the sharp rise in raw material prices, that affected primarily the first quarter of the year and that was only partially offset by the raising of selling prices, in view of the escalating competition in the corrugation market.

          - The Company's share in the TMM net earnings (41.6%) decreased by NIS 1.9 million. TMM recorded an operating loss during the reported period due to the significant increase in transportation costs (originating from the significant rise of 33% in average diesel prices in relation to the corresponding period last year), together with lower revenues due to the need to offer discounts (given the fierce competition in waste removal, as a result of the surplus transportation capacity in the economy). The said increase in diesel prices was not compensated for in the selling prices, due to the fact that most of the agreements are linked to the Consumer Price Index (CPI), that rose by only 0.5% this year. The company deals intensively in comprehensive efficiency measures, along with earnest efforts to obtain appropriate compensation on account of the extraordinary increase in diesel prices.

          The company's share in the earnings of associated companies - including non-recurring items - amounted to NIS 4.5 million in the reported period, after a deduction of NIS 3.5 million, representing AIPM's share in the losses of Hogla Kimberly, due to Club Market.

          The company`s share in the earnings of associated companies during the reported period, does not include AIPM's share in the tax benefits that are expected to be recorded in the third quarter this year at the various companies, following the lowering of the corporate tax rate that was passed by the Knesset in July this year. The influence is expected to amount to NIS 4 million (AIPM's share). During the corresponding period last year, the company's share in the earnings of associated companies including a sum of NIS 4.4 million, as AIPM's share in the tax benefit recorded at the companies following the tax reform of 2004. Consequently, the company's share in the earnings of associated companies - including non-recurring items - amounted to NIS
          21.6 million during the corresponding period.

D.   LIQUIDITY AND INVESTMENTS

     1.   ACCOUNTS RECEIVABLE - TRADE

          Accounts Receivable, as at June 30, 2005, amounted to NIS 149.0 million, as compared with NIS 146.9 million at June 30, 2004. The higher accounts receivable balance is attributed primarily to the growth in the volume of operations.

     2.   CASH FLOWS

          The cash flows from operating activities amounted to NIS 45.2 million during the reported period this year, as compared with NIS 19.8 million in the corresponding period last year (this year: NIS 67.0 million including dividend received from an associated company). The improvement in the cash flows from operating activities during the reported period originated primarily from a decrease in the operating working capital. Part of the said decrease in operating working capital originates from sums that were supposed to be obtained at the end of 2004 and were obtained in early 2005.

     3.   INVESTMENTS IN FIXED ASSETS

          The investments in fixed assets amounted to NIS 23.0 million during the reported period, as compared with NIS 12.1 million during the corresponding period last year, and included investments in land, storage and compaction equipment, in compactors, in machines, equipment and transportation equipment.

     4.   FINANCIAL LIABILITIES

          The long-term liabilities (including current maturities) amounted to NIS 263.9 million as at June 30, 2005, as compared with NIS 270.9 million as at June 30, 2004.

          The long-term liabilities include primarily two series of debentures:

          Series 1 - NIS 26.8 million, for repayment until 2009.

          Series 2 - NIS 202.2 million, for repayment between 2007 and 2013.

          The balance of short-term credit, as at June 30, 2005, amounted to NIS
          28.5 million, as compared with NIS 135.5 million at June 30, 2004. The positive cash flows for the period and the withdrawal of deposits (due to the lower creditory interest rate) served for the payment of NIS 100 million in dividends and for the reduction of short-term credit.

E.   EXPOSURE AND MANAGEMENT OF MARKET RISKS

     Pursuant to the Management Discussion dated December 31, 2004, which outlined the essence of the exposure and management of market risks, as set forth by the board of directors, the following is an update, true to June 30, 2005:

     The Company possesses CPI-linked liabilities in the net overall sum of NIS 222 million, with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in the Company's financial statements, due to the surplus of CPI-linked liabilities. The company consequently entered into a forward transaction, with a term of one year - until the end of 2005, to hedge a sum of NIS 200 million against a rise in the CPI (at a cost of 1.3% per annum).

     REPORT OF LINKAGE BASES

     The following are the balance sheet items, according to linkage bases, as at December 31, 2004 and updated for June 30, 2005:

---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
IN NIS MILLIONS                                 UNLINKED    CPI-LINKED     IN FOREIGN    NON-MONETARY    TOTAL
                                                                          CURRENCY, OR      ITEMS
                                                                         LINKED THERETO
                                                                         (PRIMARILY US$)
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
ASSETS

CASH AND CASH EQUIVALENTS                             3.3                           7.7                       11.0
SHORT-TERM DEPOSITS AND INVESTMENTS                  11.3                                                     11.3
OTHER ACCOUNTS RECEIVABLE                           196.3                          44.0         7.7          248.0
INVENTORIES                                                                                    84.5           84.5
INVESTMENTS IN ASSOCIATED COMPANIES                  49.3         14.1              9.2       346.6          419.2
DEFERRED TAXES ON INCOME                                                                        6.5            6.5
FIXED ASSETS, NET                                                                             331.4          331.4
DEFERRED EXPENSES, NET OF ACCRUED                                                               1.0            1.0
AMORTIZATION
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
TOTAL ASSETS                                        260.2         14.1             60.9       777.7        1,112.9
                                                    -----         ----             ----       -----        -------

LIABILITIES

CREDIT FROM BANKS                                    28.5                                                     28.5
ACCOUNTS PAYABLE                                    155.3          6.0             11.5                      172.8
DEFERRED TAXES ON INCOME                                                                       51.2           51.2
NOTES                                                            229.6                                       229.6
OTHER LIABILITIES                                    32.8                           1.4                       34.2
SHAREHOLDERS' EQUITY                                                                          596.6          596.6
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
TOTAL LIABILITIES AND EQUITY                        216.6        235.6             12.9       647.8        1,112.9
                                                    -----        -----             ----       -----        -------
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
SURPLUS FINANCIAL ASSETS (LIABILITIES) AS AT
JUNE 30, 2005                                        43.6      (221.5)             48.0       129.9              -
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------

SURPLUS FINANCIAL ASSETS (LIABILITIES) AS AT
DECEMBER 31, 2004                                  (24.6)      (177.5)             44.4       157.7              -
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------

     ASSOCIATED COMPANIES

     AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, Ovisan. These risks originate from concerns regarding economic instability and elevated interest rates, that characterized the Turkish economy in the past and that may recur and harm the Ovisan operations.

F.   FORWARD-LOOKING STATEMENTS

     This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.   DONATIONS AND CONTRIBUTIONS

     The AIPM Group, within the framework of its business and social commitment, invests efforts and funds in community assistance and support, while focusing on providing help to the weaker echelons of Israeli society -primarily teenagers - as part of a desire to build and contribute to shaping the human fabric of Israeli society.

     As part of this policy, the company makes contributions to various institutions that are active in the said areas, while also participating, through its employees, in volunteering work in the community, for promoting these same objectives.

     Moreover, a sum totaling NIS 105 thousand was granted for student scholarships and for a project this year, through the Shenkar Foundation, that was established by the company together with its Austrian strategic partner in Mondi Hadera.

H. UPDATE REGARDING THE DESCRIPTION OF THE COMPANY'S BUSINESS IN THE PERIODICAL REPORT FOR 2004

     o On July 29, 2005, the company signed an agreement in London with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to serve the Company's needs in the coming years, for the operation of its energy co-generation plant at the Hadera plant that will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals $40 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

     o Due to the collapse of the Club Market chain, that entered into a stay of proceedings in July this year, an associated company - Hogla Kimberly - recorded an additional provision for doubtful debts, in the amount of NIS 10.6 million. The total provision amounts to 75% of the debt. This provision, net of the tax influence, led to a net non-recurring loss of NIS 7 million at Hogla Kimberly, of which AIPM's share totals a net sum of NIS 3.5 million.

I.   GENERAL

     o 3,466 shares were issued during the reported period (0.1% dilution), on account of the exercise of 12,520 option warrants as part of the Company's employee option plans.

     o The company recently acquired a land plot of 21.5 acres, next to its Hadera plant, in return for about $4.4 million.

     o In July 2005, Carmel Container Systems Ltd. - an associated company - completed its delisting process from the US Stock Exchange.



---------------------------------------  ---------------------------------------
            Yaki Yerushalmi                           Avi Brenner
   Chairman of the Board of Directors          Chief Executive Manager

                                                                       EXHIBIT 3

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED BALANCE SHEETS
NIS IN THOUSANDS

                                             JUNE 30, 2005   JUNE 30, 2004    DEC. 31, 2004
                                              (UNAUDITED)     (UNAUDITED)      (AUDITED)
                                            --------------  --------------- ----------------
CURRENT ASSETS:

Cash and cash equivalents                          10,997           69,752            7,813

Short-term deposits and investments                11,297          106,753           62,464

Receivables:
    Trade                                         148,974          146,883          143,275
    Other                                          98,980          145,382          101,840

Inventories                                        84,538           88,782           83,220
                                            --------------  --------------- ----------------
Total current assets                              354,786          557,552          398,612

INVESTMENTS AND LONG TERM RECEIVABLES:

Investments in associated companies               419,216          401,214          431,752

Deferred income taxes                               6,511            3,885            6,511
                                            --------------  --------------- ----------------
                                                  425,727          405,099          438,263

FIXED ASSETS

Cost                                              995,595          961,693          974,462
Less - accumulated depreciation                   664,185          638,163          650,056
                                            --------------  --------------- ----------------
                                                  331,410          323,530          324,406

Deferred charges -
    net of accumulated amortization                 1,026            1,215            1,106
                                            --------------  --------------- ----------------
                                                1,112,949        1,287,396        1,162,387
                                            --------------  --------------- ----------------

CURRENT LIABILITIES:

Credit from banks                                  28,535          135,516          112,684

Current maturities of long-term notes               6,681            6,668            6,648

Payables and accrued liabilities:

    Trade                                          89,056           81,395           87,556

    Other                                          83,775           87,105           66,355
                                            --------------  --------------- ----------------
Total current liabilities                         208,047          310,684          273,243

LONG-TERM LIABILITIES

Deferred income taxes                              51,151           54,753           52,562

Loans from banks and other liabilities
 (net of current maturities):

    Notes                                         222,955          229,181          228,499

    Other liabilities                              34,224           35,075           32,770
                                            --------------  --------------- ----------------
Total long term liabilities                       308,330          319,009          313,831

Total liabilities                                 516,377          629,693          587,074


SHAREHOLDERS' EQUITY:

Share capital                                     125,257          125,257          125,257

Capital surplus                                    90,060           90,060           90,060

Capital surplus on account of tax benefit from
    exercise of employee options                     267

Currency adjustments in respect of financial
    statements of associated companies             (1,356)            (279)          (2,807)

Retained earnings                                 382,344          442,665          362,803
                                            --------------  --------------- ----------------
                                                  596,572          657,703          575,313
                                            --------------  --------------- ----------------
                                                1,112,949        1,287,396        1,162,387
                                            --------------  --------------- ----------------


The accompanying notes are an integral part of the financial statements.

    AMERICAN ISRAELI PAPER MILLS LTD.

    SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
    NIS IN THOUSANDS

                                                            SIX-MONTH PERIOD            THREE-MONTH PERIOD         YEAR ENDED
                                                              ENDED JUNE 30                ENDED JUNE 30             DEC. 31
                                                           2005       2004              2005       2004                2004
                                                       -------------  ------------- -------------  ------------- -------------
                                                                (UNAUDITED)                  (UNAUDITED)           (AUDITED)

    Net sales                                               240,041        238,244       118,263        119,062       482,854

    Cost of sales                                           187,728        183,374        94,172         91,557       375,904
                                                       -------------  ------------- -------------  ------------- -------------
    Gross profit                                             52,313         54,870        24,091         27,505       106,950
                                                       -------------  ------------- -------------  ------------- -------------

    Selling and marketing, administrative and general expenses:

        Selling and marketing                                14,752         15,904         7,405          7,559        30,595
        Administrative and general                           11,789         11,628         5,390          6,151        22,425
                                                       -------------  ------------- -------------  ------------- -------------
                                                             26,541         27,532        12,795         13,710        53,020

                                                       -------------  ------------- -------------  ------------- -------------
    Income from ordinary operations                          25,772         27,338        11,296         13,795        53,930
                                                       -------------  ------------- -------------  ------------- -------------

    Financial expenses - net                                  4,274          4,471         1,014          2,427        13,118
                                                       -------------  ------------- -------------  ------------- -------------
    Income before taxes on income                            21,498         22,867        10,282         11,368        40,812
                                                       -------------  ------------- -------------  ------------- -------------

    Taxes on income (tax benefit) (see note 2)                6,500          1,876         3,500         (2,124)        3,152

    Income from operations of the company
                                                       -------------  ------------- -------------  ------------- -------------
                     and the consolidated subsidiaries       14,998         20,991         6,782         13,492        37,660
                                                       -------------  ------------- -------------  ------------- -------------
    Share in profits of associated companies - net            4,543         21,639        (1,272)        11,703        25,072
                                                       -------------  ------------- -------------  ------------- -------------
    Net income for the period                                19,541         42,630         5,510         25,195        62,732
                                                       -------------  ------------- -------------  ------------- -------------



    NET INCOME PER NIS 1 PAR VALUE OF SHARES (IN N.I.S)         483          1,053           136            622         1,544
                                                       -------------  ------------- -------------  ------------- -------------

* In 2005, second quarter and accumulative, including loss on account of the additional provision for doubtful accounts in an associated company, in the sum of NIS 3.5 million, net (the company's share). See note 5.

     In 2004, second quarter and accumulative, including a tax benefit income in the associated companies, originating from the change in the tax rate last year, in the sum of NIS 4.4 million (the company's share). See note 2.

     The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

                                                                                                 CURRENCY
                                                                                    CAPITAL     ADJUSTMENTS
SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                          SURPLUS ON   IN RESPECT OF
NIS IN THOUSANDS                                                                  ACCOUNT OF    FINANCIAL
                                                                                  TAX BENEFIT  STATEMENTS OF
                                                                                 FROM EXERCISE AN ASSOCIATED
                                                              SHARE      CAPITAL  OF EMPLOYEE  COMPANY AND  RETAINED
                                                             CAPITAL     SURPLUS   OPTIONS    A SUBSIDIARY  EARNINGS    TOTAL
                                                           ---------- ---------- ------------ ------------- ---------- --------
BALANCE AT JANUARY 1, 2005 (AUDITED)                         125,257     90,060                   (2,807)   362,803    575,313


Changes during the six month period ended
June 30, 2005 (unaudited):

Net income                                                                                                   19,541     19,541

Exercise of employees options into shares                          *                   267                                   *

Adjustments due to the translation respect
    of financial statements of associated companies                                                1,451                 1,451

                                                           ---------- ---------- ---------- ------------- ---------- ----------
Balance at June 30, 2005 (unaudited)                         125,257     90,060        267        (1,356)   382,344    596,305
                                                           ---------- ---------- ---------- ------------- ---------- ----------


Balance at January 1, 2004 (audited)                         125,257     90,060                   (1,122)   400,035    614,230


Changes during the six month period ended
June 30, 2004 (unaudited):

Net income                                                                                                   42,630     42,630

Exercise of employees options into shares                          *                                                         *

Adjustments due to the translation respect of financial
    statements of associated companies                                                               843                   843

                                                           ---------- ----------            ------------- ---------- ----------
Balance at June 30, 2004 (unaudited)                         125,257     90,060                     (279)   442,665    657,703
                                                           ---------- ----------            ------------- ---------- ----------


Balance at April 1, 2005 (unaudited)                         125,257     90,060        174        (1,508)   376,834    590,817

Changes during the three month period ended
June 30, 2005 (unaudited):

Net income                                                                                                    5,510      5,510

Exercise of Employees Options Into Shares                          *                    93                                  93

Adjustments Due to the Translation Respect of Financial
    Statements of Associated Companies                                                               152                   152

                                                           ---------- ---------- ---------- ------------- ---------- ----------
Balance at June 30, 2005 (unaudited)                         125,257     90,060        267        (1,356)   382,344    596,572
                                                           ---------- ---------- ---------- ------------- ---------- ----------


Balance at April 1, 2004 (unaudited)                         125,257     90,060                      (62)   417,470    632,725

Changes during the three month period ended
June 30, 2004 (unaudited):

Net income                                                                                                   25,195     25,195

Exercise of employees options into shares                          *                                                         *

Adjustments due to the translation respect of financial
    statements of associated companies                                                              (217)                 (217)

                                                           ---------- ----------            ------------- ---------- ----------
Balance at June 30, 2004 (unaudited)                         125,257     90,060                     (279)   442,665    657,703
                                                           ---------- ----------            ------------- ---------- ----------


Balance at January 1, 2004 (audited)                         125,257     90,060                   (1,122)   400,035    614,230

Changes during the year ended December 31, 2004 (audited):

Net income                                                                                                   62,732     62,732

Dividend distributed                                                                                        (99,964)   (99,964)

Exercise of employees options into shares                          *                                                         *

Adjustments due to the translation respect of financial
    statements of associated companies                                                            (1,685)               (1,685)

                                                           ---------- ----------            ------------- ---------- ----------
Balance at December 31, 2004 (audited)                       125,257     90,060                   (2,807)   362,803    575,313
                                                           ---------- ----------            ------------- ---------- ----------


*    Represents a sum under 1,000 NIS.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS IN THOUSANDS

                                                               SIX-MONTH       SIX-MONTH   THREE-MONTH   THREE-MONTH
                                                              PERIOD ENDED   PERIOD ENDED  PERIOD ENDED  PERIOD ENDED  YEAR ENDED
                                                              JUNE 30, 2005 JUNE 30, 2004 JUNE 30, 2005 JUNE 30, 2004  DEC. 31, 2004
                                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)    (AUDITED)
                                                                --------      --------      --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period                                         19,541        42,630         5,510        25,195        62,732
Adjustments to reconcile net income to net cash provided by
      operating activities (*):                                   47,467       (22,856)       33,319       (15,518)      (15,637)
                                                                --------      --------      --------      --------      --------
Net cash provided by operating activities                         67,008        19,774        38,829         9,677        47,095
                                                                --------      --------      --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets                                         (23,041)      (12,119)      (17,336)       (5,614)      (30,952)
Short-term deposits and investments - net                         51,003       (86,999)       10,840       (30,000)      (42,000)
Associated companies:
      Investment in associated companies and loans granted        (2,762)         (779)          (23)         (420)         (779)
      Repayment of loans                                                         6,882                       6,882        13,688
Proceeds from sale of fixed assets                                   352           438           197            16         1,001
                                                                --------      --------      --------      --------      --------
Net cash provided by (used in) investing activities               25,552       (92,577)       (6,322)      (29,136)      (59,042)
                                                                --------      --------      --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term loans received                                           1,454                       1,454
Repayment of long-term loans from banks and others                                (383)                       (383)         (383)
Redemption of Notes                                               (6,681)       (6,666)       (6,681)       (6,666)       (6,666)
Dividend paid                                                                                                            (99,964)
Short-term bank credit and loans - net                           (84,149)       (9,102)      (23,156)       (4,885)      (31,933)
                                                                --------      --------      --------      --------      --------
Net cash provided used in financing activities                   (89,376)      (16,151)      (28,383)      (11,934)     (138,946)
                                                                --------      --------      --------      --------      --------
Increase (decrease) in cash and cash equivalents                   3,184       (88,954)        4,124       (31,393)     (150,893)
Balance of cash and cash equivalents at beginning of period        7,813       158,706         6,873       101,145       158,706
                                                                --------      --------      --------      --------      --------
Balance of cash and cash equivalents at end of period             10,997        69,752        10,997        69,752         7,813
                                                                --------      --------      --------      --------      --------


(*) Adjustments to reconcile net income to net cash provided by operating activities:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
Associated companies:
     Share in profits of associated companies - net               (4,543)      (21,639)        1,272       (11,703)      (25,072)
     Dividend received from those companies                       21,761                      21,761
Depreciation and amortization                                     15,889        14,078         8,198         7,039        28,633
Deferred income taxes - net                                       (2,763)       (7,493)       (1,082)       (6,546)      (10,096)
Capital (gains) losses on sale of fixed assets                      (124)         (234)          (11)            8           508
Loss (income) from short-term deposits and investments,
    not realized                                                     164           246             8           361          (464)
Linkage differences (erosion) of principal of long-term
    loans from banks and others - net                                               74                          (3)          (26)
Exchange and linkage differences on Notes                          1,170         2,886         1,872         2,965         2,184
Erosion of long-term loans to associated companies                  (686)         (956)         (533)         (183)         (721)
CHANGES IN OPERATING ASSETS AND LIABILITIES:

Increase in receivables                                           (1,003)      (22,578)       (7,832)      (12,414)      (14,316)
Decrease (increase) in inventories                                (1,318)        1,872        (1,933)        4,453         7,434
Increase (decrease) in payables and accrued liabilities           18,920        10,888        11,599           505        (3,701)
                                                                --------      --------      --------      --------      --------
                                                                  47,467       (22,856)       33,319       (15,518)      (15,637)
                                                                --------      --------      --------      --------      --------



The accompanying notes are an integral part of the financial statements.

                        AMERICAN ISRAELI PAPER MILLS LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT JUNE 30, 2005

                                   (Unaudited)

NOTE 1 - GENERAL



a. The interim financial statements as of June 30, 2005 and for the six and three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the
     IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations, 1970.

b. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the change in the accounting treatment applied to taxes on income as detalied in note 3; nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

     Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.


c. The company draws up and presents its financial statements in Israeli currency (hereafter -NIS)in accordance with the provisions of Accounting Standard No.12 -"Discontinuance of Adjusting Financial Statements for Inflation"-of the IASB,which set transitory provisions for financial reporting on a nominal basis, commencing January 1,2004.Accordingly,the amounts of non-monetary assets, mainly fixed assets and other assets (including depreciation and amortization in respect of those assets),and the shareholders' equity components included in the financial statements, originating from the period that preceded the transition date, are based on their adjusted to December 2003 shekel amount.



     Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

                                                          EXCHANGE RATE
                                                          OF THE DOLLAR      CPI
                                                          -------------      ---
                                                                %             %
                                                          -------------      ---
Increase (decrease) in the six months ended June 30:

                                                    2005        6.2          0.5
                                                    2004        2.7          1.4

Increase (decrease) in the three months ended June 30:

                                                    2005        4.9          1.1
                                                    2004       (0.7)         1.5

Increase in the year ended December 31, 2004                   (1.6)         1.2

The dollar exchange rate as of June 30, 2005 is: $1=NIS 4.574

NOTE 2 - TAXES ON INCOME

a. On June 29, 2004, the IsraeliA.arliament (the "Knesset") passed the second and third readings of the Income Tax Ordinance Amendment (No. 140 and Ad Hoc Provision) Law, 2004 (hereafter - the 2004 Amendment), which was published in the Official Gazette of the Government of Israel on July 11, 2004. The 2004 Amendment provided for the gradual reduction - commencing from January 1, 2004 - in the rate of corporate tax from 36% to 30%, in the following manner: the rate for 2004 would be 35%, in 2005 - 34%, in 2006 - 32%, and in 2007 and thereafter - 30%.

     As a result of the amendment the tax expenses in the statement of income (regarding deferred taxes) were reduced by NIS 5,824 millions in the second quarter of 2004.

                        AMIRICAN ISRAELI PAPER MILLS LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT JUNE 30, 2005

                                   (Unaudited)

NOTE 2 - TAXES ON INCOME-cont.

b. On July 25, 2005, the Israeli Parliament (the "Knesset") passed the second and third readings of the proposed Income Tax Ordinance Amendment (No. 147 and Ad Hoc Provision) Law, 2005 (hereafter - the 2005 Amendment). The 2005 Amendment further reduces the corporate tax rates stipulated under the 2004 amendment, and provides for the gradual reduction - commencing from January 1, 2006 - in the following manner: the rate for 2006 will be 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26%, and in 2010 and thereafter - 25%.


     As a result of the 2005 Amendment, the Company's income tax expenses are expected to decrease by about NIS 5 million (based on the deferred tax balances as of June 30, 2005), be carried to income in the third quarter of 2005.

c.   Accounting changes Accounting Standard No.19

     Commencing in the financial statements for the 3-month period ended March 31,2005 ,the company implements Israel Accounting Standard No.19 -"Taxes on Income" of the IASB, which came into effect on January 1,2005. This Standard prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

     For the most part, the provisions of this standard are the same as the accounting principles that were applied before the application of the new standard. The adoption of this standard does not have any effect on the company's financial statements in the reported periods.

     NOTE 3 - SEGMENT INFORMATION



Data on segment activity - In NIS in thousands:


For the period of 6 monthes :       Paper and recycling   Marketing of office supplies           Total
                                   --------------------       --------------------       --------------------
                                    Jan-June    Jan-June     Jan-June      Jan-June      Jan-June     Jan-June
                                     2005         2004         2005          2004          2005         2004
                                   -------      -------       ------        ------       -------      -------
Sales - net (1)                    188,644      180,186       51,397        58,058       240,041      238,244

Income (loss) from operations       27,005       30,198       (1,233)       (2,860)       25,772       27,338


For the period of 3 monthes :       Paper and recycling   Marketing of office supplies           Total
                                   --------------------       --------------------       --------------------
                                  April-June   April-June   April-June    April-June   April-June    April-June
                                     2005         2004         2005          2004          2005         2004
                                   -------      -------       ------        ------       -------      -------

Sales - net (1)                     93,687       91,634       24,576        27,428       118,263      119,062

Income (loss) from operations       12,066       15,540         (770)       (1,745)       11,296       13,795


For 2004:                           Paper and recycling   Marketing of office supplies           Total
                                   --------------------       --------------------       --------------------
                                           2004                     2004                         2004

Sales - net (1)                           367,391                  115,463                      482,854

Income (loss) from operations              58,496                   (4,566)                      53,930


(1)  Represents sales to external customers.

                        AMIRICAN ISRAELI PAPER MILLS LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT JUNE 30, 2005

                                  (Unaudited)

NOTE 4 - RECENTLY ISSUED PRONOUNCEMENT

In August 2005, the Israel Accounting Standards Board issued Israel Accounting Standard No. 22 - "Financial Instruments: Disclosure and Presentation", which is based on International Accounting Standard No. 32. This standard prescribes the rules for the presentation of financial instruments and the proper disclosure required therefor. The standard sets forth the rules for classifying financial instruments, the rules for splitting and classifying compound financial instruments and the rules for offsetting financial assets and financial liabilities. The standard also prescribes the rules for classifying interest, dividends, losses and gains relating to financial instruments.


This accounting standard applies to financial statements for periods commencing on or after January 1, 2006. The standard is to be applied prospectively and, accordingly, comparative data that are presented in the financial statements for periods commencing from the effective date of the standard will not be re-presented. Financial instruments issued before the standard's effective date are to be classified and presented in conformity with the provisions of the standard from its effective date. Compound financial instruments (that include both an equity component and a liability component), which were issued in periods prior to the standard's effective date, and which had not yet been converted or redeemed at that date, are to be classified according to their component parts and are to be presented in conformity with the provisions of the standard, commencing from the effective date of the standard.


When the standard becomes effective, Opinion 48 - "Accounting Treatment of Option Warrants", and Opinion 53 - "Accounting Treatment of Convertible Liabilities" will be revoked.


The Company is currently assessing the implications of implementing this standard on its financial statements in future periods.

NOTE 5 - SUBSEQUENT EVENT


In July 2005, the Club Market chain, a costumer of an associated company - Hogla Kimberly, filed to the District Court in Tel-Aviv a request for stay of proceedings. The request was approved until August 17, 2005. Therefore, Hogla Kimberly made an additional provision for doutful debts in the sum of NIS 10.6 million.


The Company's share in the additional provision, net (after tax), totaled in a loss of NIS 3.5 million, that is included in the financial statements under share in profits of associated companies (in the second quarter and acumulated), according to the provisions of Israel Accounting Standard No. 7 - "Subsequent event ".

                                  ------------
                             ---------------------
                                  ------------

AIPM    AMERICAN ISRAELI PAPER                       Meizer street
        MILLS LTD. GROUP                             Industrial Zone, P.O.B. 142
                                                     Hadera 38101, Israel
                                                     Tel: 972-4-6349402
                                                     Fax: 972-4-6339740
                                                     E-mail: chq@aipm.co.il

     Enclosed please find the financial reports of the following associated companies:

     -    Mondi Business Paper Hadera Ltd.

     -    Hogla-Kimberly Ltd.



     The financial report of the following associated companies are not included:

     - Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

     -    TMM Integrated Recycling Industries Ltd., a reporting corporation.

                                                                       EXHIBIT 4



                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2005

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2005





                                TABLE OF CONTENTS

                                                                        PAGE

             ACCOUNTANTS' REVIEW REPORT                                   1

             CONDENSED FINANCIAL STATEMENTS:

                 Balance Sheets                                           2

                 Statements of Operations                                 3

                 Statements of Changes in Shareholders' Equity            4

                 Statements of Cash Flows                                 5

                 Notes to the Financial Statements                       6-7

The Board of Directors of
Mondi Business Paper Hadera Ltd.

RE: REVIEW OF UNAUDITED CONDENSED INTERIM CONSOLIDATED
    FINANCIAL STATEMENTS FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2005

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Mondi Business Paper Hadera Ltd. ("the Company") and its subsidiaries, as follows:

-     Balance sheet as of June 30, 2005.

- Statements of operations for the six months and three months ended June 30, 2005.

- Statements of changes in shareholders' equity for the six months and three months ended June 30, 2005.

- Statements of cash flows for the six months and three months ended June 30, 2005.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, July 31, 2005

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                      (NIS in thousands; Reported Amounts)

                                                                 June 30,          December 31,
                                                           --------------------      -------
                                                             2005         2004         2004
                                                           -------      -------      -------
                                                               (Unaudited)
                                                           --------------------
A S S E T S
     Current Assets
       Cash and cash equivalents                             4,751       14,768       10,804
       Trade receivables                                   167,550      159,301      157,815
       Other receivables                                    11,441        7,717 (*)    7,580
       Inventories                                         109,136       84,823       90,391
                                                           -------      -------      -------
         Total current assets                              292,878      266,609      266,590
                                                           -------      -------      -------
     Fixed Assets
       Cost                                                184,486      134,940 (*)  149,083
       Less - accumulated depreciation                      37,895       27,416 (*)   33,345
                                                           -------      -------      -------
                                                           146,591      107,524      115,738
                                                           -------      -------      -------

     Other Assets - Goodwill                                 3,487        4,113        3,800
                                                           =======      =======      =======
           Total assets                                    442,956      378,246      386,128
                                                           =======      =======      =======


LIABILITIES AND SHAREHOLDERS' EQUITY

     Current Liabilities
       Short-term bank loans                                30,601        3,158           --
       Current maturities of long-term bank loans           15,977       15,567       15,125
       Trade payables                                      134,846       85,748      104,661
       American Israeli Paper Mills Group, net              65,895      56,393(*)     65,033
       Other payables and accrued expenses                  25,008      21,183(*)     23,132
                                                           -------      -------      -------
         Total current liabilities                         272,327      182,049      207,951
                                                           -------      -------      -------

     Long-Term Liabilities
       Long-term bank loans                                 29,545       45,025       36,248
       Capital notes to shareholders                        18,296       31,479       17,233
       Deferred taxes                                       26,443       25,154       25,422
       Accrued severance pay, net                               87          145           87
                                                           -------      -------      -------
         Total long-term liabilities                        74,371      101,803       78,990
                                                           -------      -------      -------

     Shareholders' Equtiy
       Share capital                                             1            1            1
       Premium                                              43,352       43,352       43,352
       Retained earnings                                    52,905       51,041       55,834
                                                           -------      -------      -------
                                                            96,258       94,394       99,187
                                                           =======      =======      =======
           Total liabilities and shareholders' equity      442,956      378,246      386,128
                                                           =======      =======      =======

---------------                 ---------------               ---------------
    A. Magid                       A. Solel                    Y. Yerushalmi
Financial Director             General Manager              Vice Chairman of the
                                                             Board of Directors

(*)   Reclassified.

Approval date of the interim financial statements: August 2, 2005.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
           (NIS in thousands except per share data; Reported Amounts)

                                                     SIX MONTHS ENDED     THREE MONTHS ENDED   YEAR ENDED
                                                          JUNE 30,              JUNE 30,       DECEMBER 31,
                                                    ------------------    ------------------    -------
                                                     2005       2004       2005       2004       2004
                                                    -------    -------    -------    -------    -------
                                                        (Unaudited)           (Unaudited)
                                                    ------------------    ------------------
NET SALES                                           329,699   345,021 (*) 165,639   170,156(*)  686,094

COST OF SALES                                       299,957    299,525(*) 153,661    147,710(*) 605,738
                                                    -------    -------    -------    -------    -------
        GROSS PROFIT                                 29,742     45,496     11,978    22,446      80,356
                                                    -------    -------    -------    -------    -------

OPERATING COSTS AND EXPENSES
      Selling expenses                               20,929     23,245     11,331     10,587     46,135
      General and administative expenses              4,341      3,907      1,746      2,204      7,803
                                                    -------    -------    -------    -------    -------
                                                     25,270     27,152     13,077     12,791     53,938
                                                    =======    =======    =======    =======    =======

        OPERATING PROFIT (LOSS)                       4,472     18,344     (1,099)     9,655     26,418

FINANCING EXPENSES, NET                              (8,498)    (6,670)    (6,592)    (1,400)    (8,438)

OTHER INCOME, NET                                        76         34         --         34        100
                                                    -------    -------    -------    -------    -------
        INCOME (LOSS) BEFORE INCOME TAXES
          (TAX BENEFITS)                             (3,950)    11,708     (7,691)     8,289     18,080

INCOME TAXES (TAX BENEFITS)                          (1,021)      (761)    (2,617)    (1,876)       818
                                                    -------    -------    -------    -------    -------
        NET INCOME (LOSS) FOR THE PERIOD             (2,929)    12,469     (5,074)    10,165     17,262
                                                    =======    =======    =======    =======    =======


BASIC EARNINGS (LOSS) PER ORDINARY SHARE

      Earnings (loss) per ordinary share (in NIS)    (2,929)    12,469     (5,074)    10,165     17,262
                                                    =======    =======    =======    =======    =======
      Number of shares used in computation            1,000      1,000      1,000      1,000      1,000
                                                    =======    =======    =======    =======    =======

(*)   Reclassified.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (NIS in thousands; Reported Amounts)


                                                         Share                          Retained
                                                         capital         Premium        earnings          Total
                                                         ------          ------          ------           ------
Six months ended June 30, 2005
(Unaudited)

      Balance - January 1, 2005                               1          43,352          55,834           99,187
      Loss for the period                                                                (2,929)          (2,929)
                                                         ------          ------          ------           ------
        Balance - June 30, 2005                               1          43,352          52,905           96,258
                                                         ======          ======          ======           ======


Six months ended June 30, 2004
(Unaudited)

      Balance - January 1, 2004                               1          43,352          38,572           81,925
      Net income for the period                                                          12,469           12,469
                                                         ------          ------          ------           ------
        Balance - June 30, 2004                               1          43,352          51,041           94,394
                                                         ======          ======          ======           ======


Three months ended June 30, 2005
(Unaudited)

      Balance - April 1, 2005                                 1          43,352          57,979          101,332
      Loss for the period                                                                (5,074)          (5,074)
                                                         ------          ------          ------           ------
        Balance - June 30, 2005                               1          43,352          52,905           96,258
                                                         ======          ======          ======           ======


Three months ended June 30, 2004
(Unaudited)

      Balance - April 1, 2004                                 1          43,352          40,876           84,229
      Net income for the period                                                          10,165           10,165
                                                         ------          ------          ------           ------
        Balance - June 30, 2004                               1          43,352          51,041           94,394
                                                         ======          ======          ======           ======

Year ended December 31, 2004

      Balance - January 1, 2004                               1          43,352          38,572           81,925
      Net income for the year                                                            17,262           17,262
                                                         ------          ------          ------           ------
        Balance - December 31, 2004                           1          43,352          55,834           99,187
                                                         ======          ======          ======           ======

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (NIS in thousands; Reported Amounts)

                                                                   SIX MONTHS ENDED           THREE MONTHS ENDED       YEAR ENDED
                                                                        JUNE 30,                   JUNE 30,            DECEMBER 31,
                                                                ---------------------       ---------------------        -------
                                                                  2005          2004          2005          2004          2004
                                                                -------        ------       -------        ------        -------
                                                                      (UNAUDITED)                (UNAUDITED)
                                                                ---------------------       ---------------------
CASH FLOWS - OPERATING ACTIVITIES

     Net Income (Loss) for the Period                            (2,929)       12,469        (5,074)       10,165        17,262
     Adjustments to Reconcile Net Income (Loss) to
       Net Cash Provided by (Used In) Operating Activities

       Income and Expenses
       Not Involving Cash Flows:

        Depreciation and Amortization                             5,017         4,485         2,669         2,251         9,118
        Deferred Taxes, Net                                      (1,049)         (843)       (2,325)       (1,739)          823
        Decrease in Liability for
          Severance Pay, Net                                         --            --            --            --           (58)
        Other Income, Net                                           (76)          (34)           --           (34)         (100)
        Effect of Exchange Rate and Linkage Differences
          of Long-term Bank Loans                                 1,777         1,328         1,434           (61)         (195)
        Effect of Exchange Rate Differences
          of Long-term Capital Notes to Shareholders              1,063         1,453           852           (37)          571

       Changes in Assets and Liabilities:

        Increase in Trade Receivables                            (9,735)      (11,553)      (11,504)       (4,425)      (10,067)
        Decrease (Increase) in Other Receivables                 (1,791)          329 (*)      (105)        2,503 (*)      (932)
        Decrease (Increase) in Inventories                      (18,745)        4,408       (10,785)       (3,565)       (1,160)
        Increase (Decrease) in Trade Payables                    29,850       (18,349)       23,411       (12,047)         (220)
        Increase (Decrease) in American
          Israeli Paper Mills Group, Net                            862         7,607 (*)     1,984        (1,500)(*)    16,247
        Increase in Other Payables
          and Accrued Expenses                                    1,876        4,319  (*)     3,479            86 (*)     6,268
                                                                -------        ------       -------        ------       -------
          Net Cash Provided by (Used In)
           Operating Activities                                   6,120         5,619         4,036        (8,403)       37,557
                                                                -------        ------       -------        ------       -------
CASH FLOWS - INVESTING ACTIVITIES

     Acquisition of Fixed Assets                                (35,222)       (4,440)      (17,317)       (2,190)      (16,235)
     Proceeds From Sale of Fixed Assets                              76            86            --            64           197
                                                                -------        ------       -------        ------       -------
          Net Cash Used in Investing Activities                 (35,146)       (4,354)      (17,317)       (2,126)      (16,038)
                                                                -------        ------       -------        ------       -------
CASH FLOWS - FINANCING ACTIVITIES

     Short-term Bank Loans, Net                                  30,601         3,158        19,535         3,158            --
     Repayment of Long-term Loans                                (7,628)       (7,569)       (1,503)       (1,309)      (15,265)
     Repayment of Long-term
       Capital Notes to Shareholders                                 --       (13,764)           --       (13,764)      (27,128)
                                                                -------        ------       -------        ------       -------
          Net Cash Provided by (Used In) Financing
           Activities                                            22,973       (18,175)       18,032       (11,915)      (42,393)
                                                                =======                     =======                     =======
Increase (decrease) in cash and cash equivalents                 (6,053)      (16,910)        4,751       (22,444)      (20,874)
Cash and cash equivalents - beginning of period                  10,804        31,678            --        37,212        31,678
                                                                -------        ------       -------        ------       -------
Cash and cash equivalents - end of period                         4,751        14,768         4,751        14,768        10,804
                                                                =======        ======       =======        ======       =======
Non-cash activities
     Acquisition of Fixed Assets On Credit                        1,119                       1,119                         784
                                                                =======                     =======                     =======

(*)  RECLASSIFIED.

THE  ACCOMPANYING   NOTES  ARE  AN  INTEGRAL  PART  OF  THE  CONDENSED   INTERIM
CONSOLIDATED FINANCIAL STATEMENTS.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005

NOTE 1       - BASIS OF PRESENTATION

               The unaudited condensed interim consolidated financial statements as of June 30, 2005 and for the six months and three months then ended ("interim financial statements") of Mondi Business Paper Hadera Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2004 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the dates and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2       - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               A.    GENERAL

                     The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting" and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Financial Statements), 1970.

               B.    RECENT ACCOUNTING STANDARD - INCOME TAXES

                     In July 2004, the Israel Accounting Standards Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guideline for recognizing, measuring, presenting and disclosing taxes on income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard is accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of Standard No. 19 did not affect the Group's financial position, results of operations and cash flows.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005

NOTE 2       - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

               C. Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index ("CPI"):

                                                                            REPRESENTATIVE
                                                                               EXCHANGE                 CPI
                                                                          RATE OF THE DOLLAR    "IN RESPECT OF"
                     AS OF:                                                  (NIS PER $1)         (IN POINTS)
                                                                          ------------------    ---------------
                     June 30, 2005                                              4.574                181.63
                     June 30, 2004                                              4.497                181.09
                     December 31, 2004                                          4.308                180.74

                     INCREASE (DECREASE) DURING THE:                              %                    %
                                                                          ------------------    ---------------
                     Six months ended June 30, 2005                              6.2                  0.5
                     Six months ended June 30, 2004                              2.7                  1.4
                     Three months ended June 30, 2005                            4.9                  1.1
                     Three months ended June 30, 2004                           (0.7)                 1.5
                     Year ended December 31, 2004                               (1.6)                 1.2

NOTE 3       - REDUCTION OF CORPORATE TAX RATE

               In July 2005, the Israeli Knesset passed in second and third reading the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. The effect of this amendment on the deferred-tax balances of the Group will be reflected in its interim financial statements for the third quarter of 2005. Had the Group applied the provisions of this amendment in respect of the June 30, 2005 deferred-tax balances, the Group would have recorded an additional deferred income tax of approximately NIS 4,200 thousand.

                                                                       EXHIBIT 5

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2005

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2005




                                TABLE OF CONTENTS

                                                                       PAGE

             ACCOUNTANTS' REVIEW REPORT                                  1

             CONDENSED FINANCIAL STATEMENTS:
                 Balance Sheets                                          2

                 Statements of Operations                                3

                 Statements of Changes in Shareholders' Equity          4-5

                 Statements of Cash Flows                               6-7

                 Notes to the Financial Statements                     8-10

The Board of Directors of
Hogla-Kimberly Ltd.

RE: REVIEW OF UNAUDITED CONDENSED INTERIM  CONSOLIDATED
    FINANCIAL STATEMENTS FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2005

Gentlemen:

At your request, we have reviewed the condensed interim  consolidated  financial
statements  ("interim  financial   statements")  of  Hogla-Kimberly  Ltd.  ("the
Company") and its subsidiaries, as follows:

-     Balance sheet as of June 30, 2005.

- Statements of operations for the six months and three months ended June 30, 2005.

- Statements of changes in shareholders' equity for the six months and three months ended June 30, 2005.

- Statements of cash flows for the six months and three months ended June 30, 2005.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, August 4, 2005

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                      (NIS IN THOUSANDS; REPORTED AMOUNTS)

                                                              JUNE 30,            DECEMBER 31,
                                                       ----------------------       -------
                                                        2005            2004          2004
                                                       -------        -------       -------
                                                             (UNAUDITED)
                                                       ----------------------
 Assets
CURRENT ASSETS
   CASH AND CASH EQUIVALENTS                            58,956         80,369       117,364
   CURRENT MATURITIES OF LONG TERM BANK DEPOSITS            --          8,095            --
   TRADE RECEIVABLES                                   227,879        261,448       214,389
   OTHER RECEIVABLES                                    39,329         19,310        35,725
   INVENTORIES                                         128,685        113,139       142,551
                                                       -------        -------       -------
                                                       454,849        482,361       510,029
                                                       -------        -------       -------

LONG-TERM INVESTMENTS
   LONG-TERM BANK DEPOSITS                              73,184         71,952        68,928
   CAPITAL NOTE OF SHAREHOLDER                          32,770         32,770        32,770
                                                       -------        -------       -------
                                                       105,954        104,722       101,698
                                                       -------        -------       -------
FIXED ASSETS
   COST                                                522,420        480,793       507,175
   LESS-ACCUMULATED DEPRECIATION                       234,166        212,210       222,256
                                                       -------        -------       -------
                                                       288,254        268,583       284,919
                                                       -------        -------       -------

OTHER ASSETS
   GOODWILL                                             26,086         28,435        25,878
   DEFERRED TAXES                                       19,467             --        15,108
                                                       -------        -------       -------
                                                        45,553         28,435        40,986
                                                       =======        =======       =======
                                                       894,610        884,101       937,632
                                                       =======        =======       =======

 LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   CURRENT MATURITIES OF LONG-TERM BANK LOANS           87,578         19,261        68,747
   TRADE PAYABLES                                      182,444        191,509       219,902
   OTHER PAYABLES AND ACCRUED EXPENSES                  43,502         42,454        38,720
                                                       -------        -------       -------
                                                       313,524        253,224       327,369
                                                       -------        -------       -------

LONG-TERM LIABILITIES
   LONG-TERM BANK LOANS                                 73,184        103,880        81,851
   DEFFERED TAXES                                       41,268         30,827        37,388
                                                       -------        -------       -------
                                                       114,452        134,707       119,239
                                                       -------        -------       -------

MINORITY INTEREST                                       54,732         52,887        54,492
                                                       -------        -------       -------

SHAREHOLDERS' EQUITY
   SHARE CAPITAL                                        29,038         28,788        29,038
   CAPITAL RESERVES                                    180,414        156,799       180,414
   TRANSLATION ADJUSTMENTS RELATING TO
      FOREIGN HELD AUTONOMOUS SUBSIDIARY                  (905)         1,690        (3,377)
   RETAINED EARNINGS                                   203,355        256,006       230,457
                                                       -------        -------       -------
                                                       411,902        443,283       436,532
                                                       =======        =======       =======
                                                       894,610        884,101       937,632
                                                       =======        =======       =======

       T. DAVIS                    O. ARGOV                    A. SCHOR
---------------------       -----------------------      -----------------------
CHAIRMAN OF THE BOARD       CHIEF FINANCIAL OFFICER      CHIEF EXECUTIVE OFFICER
     OF DIRECTORS

APPROVAL DATE OF THE INTERIM FINANCIAL STATAMENTS: AUGUST 4, 2005.
THE  ACCOMPANYING   NOTES  ARE  AN  INTEGRAL  PART  OF  THE  CONDENSED   INTERIM
CONSOLIDATED FINANCIAL STATEMENTS.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
           (NIS IN THOUSANDS; REPORTED AMOUNTS, EXCEPT PER SHARE DATA)


                                                  SIX MONTHS ENDED          THREE MONTHS ENDED      YEAR ENDED
                                                       JUNE 30,                  JUNE 30,           DECEMBER 31,
                                              -----------------------     ----------------------     ---------
                                                 2005          2004          2005         2004          2004
                                              ---------     ---------     ---------    ---------     ---------
                                                     (unaudited)               (unaudited)
                                              -----------------------     ----------------------
Net sales                                       553,808       524,924       279,661      258,158       995,569

Cost of sales                                   400,135       363,809       200,301      178,772       719,982
                                              ---------     ---------     ---------    ---------     ---------

       GROSS PROFIT                             153,673       161,115        79,360       79,386       275,587

Selling expenses                                 99,083        94,782        49,711       49,139       193,701

General and administrative expenses              31,795        20,494        21,559       10,574        41,029
                                              ---------     ---------     ---------    ---------     ---------
       OPERATING PROFIT                          22,795        45,839         8,090       19,673        40,857

Financing income (expenses), net                  5,364        (6,322)        6,192       (8,402)       (1,490)

Other income, net                                    32         1,257            32        1,170           903
                                              ---------     ---------     ---------    ---------     ---------
       INCOME BEFORE INCOME TAXES                28,191        40,774        14,314       12,441        40,270

Income taxes                                     11,443        10,669         7,780         (189)       10,244
                                              ---------     ---------     ---------    ---------     ---------
       INCOME AFTER INCOME TAXES                 16,748        30,105         6,534       12,630        30,026

Minority interest in results of Subsidiary         (240)       (1,493)          441         (331)       (3,098)
                                              ---------     ---------     ---------    ---------     ---------
       NET INCOME FOR THE PERIOD                 16,508        28,612         6,975       12,299        26,928
                                              =========     =========     =========    =========     =========

BASIC EARNINGS PER ORDINARY SHARE

    (Earnings per share (in NIS)                   1.94          3.36 (*)      0.82         1.44 (*)      3.16
                                              =========     =========     =========    =========     =========
    Number of Shares Used in Computation      8,513,473     8,513,473     8,513,473    8,513,473     8,513,473
                                              =========     =========     =========    =========     =========


(*)   RETROACTIVELY ADJUSTED FOR THE EFFECT OF BONUS SHARE DISTRIBUTION.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                               HOGLA-KIMBERLY LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (NIS in thousands; Reported Amounts)


-
                                                                             Translation
                                                                             Adjustments
                                                                             Relating to
                                                                             Foreign Held
                                                Share          Capital        Autonomous        Retained
                                               Capital         Reserves       Subsidiary        Earnings            Total
                                               -------          -------         -------          -------           -------

SIX MONTHS ENDED
    June 30, 2005 (Unaudited)

Balance - January 1, 2005                       29,038          180,414          (3,377)         230,457           436,532
Translation Adjustments
    Relating to Foreign Held
    Autonomous Subsidiary                                                         2,472                              2,472
Dividend Paid                                                                                    (43,610)          (43,610)
Net Income for the Period                                                                         16,508            16,508
                                               -------          -------         -------          -------           -------
      Balance - June 30, 2005                   29,038          180,414            (905)         203,355           411,902
                                               =======          =======         =======          =======           =======


Six Months Ended
    June 30, 2004 (Unaudited)


Balance - January 1, 2004                       28,788          156,799              --          227,394           412,981
Translation Adjustments
    Relating to Foreign Held
    Autonomous Subsidiary                                                         1,690                              1,690
Net Income for the Period                                                                         28,612            28,612
                                               -------          -------         -------          -------           -------
      Balance - June 30, 2004                   28,788          156,799           1,690          256,006           443,283
                                               =======          =======         =======          =======           =======

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                               HOGLA-KIMBERLY LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (NIS in thousands; Reported Amounts)

                                                                    Translation                  Dividend
                                                                    Adjustments                  Declared
                                                                    Relating to                   After
                                                                    Foreign Held                  Balance
                                        Share         Capital       Autonomous      Retained       Sheet
                                       Capital        Reserves      Subsidiary      Earnings        Date          Total
                                       -------        -------        -------        -------       -------       -------
Three Months Ended
   June 30, 2005 (Unaudited)

Balance - April 1, 2005                 29,038        180,414           (897)       196,380        43,610       448,545
Translation Adjustments
   Relating to Foreign Held
   Autonomous Subsidiary                                                  (8)                                        (8)
Dividend Paid                                                                                     (43,610)      (43,610)
Net Income for the Period                                                             6,975                       6,975
                                       -------        -------        -------        -------       -------       -------
     Balance - June 30, 2005            29,038        180,414           (905)       203,355            --       411,902
                                       =======        =======        =======        =======       =======       =======

Three Months Ended
   June 30, 2004 (Unaudited)

Balance - April 1, 2004                 28,788        156,799          2,124        243,707            --       431,418
Translation Adjustments
   Relating to Foreign Held
   Autonomous Subsidiary                                                (434)                                      (434)
 Net Income for the Period                                                           12,299                      12,299
                                       -------        -------        -------        -------       -------       -------
     Balance - June 30, 2004            28,788        156,799          1,690        256,006            --       443,283
                                       =======        =======        =======        =======       =======       =======

Year Ended December 31, 2004

Balance - January 1, 2004               28,788        156,799             --        227,394            --       412,981
Distribution of Bonus Shares               250         23,615                       (23,865)                         --
Translation Adjustments
     Relating to Foreign Held
     Autonomous Subsidiary                                            (3,377)                                    (3,377)
Net Income for the Year                                                              26,928                      26,928
                                       -------        -------        -------        -------       -------       -------
     Balance - December 31, 2004        29,038        180,414         (3,377)       230,457            --       436,532
                                       =======        =======        =======        =======       =======       =======

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             C0NDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (NIS in thousands; Reported Amounts)


                                                                    SIX MONTHS ENDED           THREE MONTHS ENDED       YEAR ENDED
                                                                        June 30,                     June 30,           DECEMBER 31,
                                                                  ---------------------       ---------------------       -------
                                                                    2005         2004           2005         2004           2004
                                                                  -------       -------       -------       -------       -------
                                                                       (UNAUDITED)                 (UNAUDITED)
                                                                  ---------------------       ---------------------
CASH FLOWS - OPERATING ACTIVITIES

   NET INCOME FOR THE PERIOD                                       16,508        28,612         6,975        12,299        26,928
   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
     PROVIDED BY (USED IN) OPERATING ACTIVITIES (APPENDIX A)      (14,525)       10,651       (14,500)        5,504        30,683
                                                                  -------       -------       -------       -------       -------
   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES              1,983        39,263        (7,525)       17,803        57,611
                                                                  -------       -------       -------       -------       -------
CASH FLOWS - INVESTING ACTIVITIES

   WITHDRAWAL OF LONG-TERM BANK DEPOSITS                               --            --            --            --         8,138
   ACQUISITION OF FIXED ASSETS                                    (16,946)       (6,117)      (10,796)       (2,659)      (25,191)
   PROCEEDS FROM SALE OF FIXED ASSETS                                  32         1,827            32         1,328         1,827
                                                                  -------       -------       -------       -------       -------
NET CASH USED IN INVESTING ACTIVITIES                             (16,914)       (4,290)      (10,764)       (1,331)      (15,226)
                                                                  -------       -------       -------       -------       -------

CASH FLOWS - FINANCING ACTIVITIES

   DIVIDEND PAID                                                  (43,610)           --       (43,610)           --            --
   LONG-TERM LOAN RECEIVED                                          8,933        13,603         5,877         9,176        57,672
   REPAYMENT OF LONG-TERM LOAN                                     (8,501)       (4,421)       (5,445)           --       (15,162)
   SHORT-TERM BANK CREDIT                                              --        (1,087)           --            --        (1,087)
                                                                  -------       -------       -------       -------       -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES               (43,178)        8,095       (43,178)        9,176        41,423
                                                                  -------       -------       -------       -------       -------
TRANSLATION ADJUSTMENTS OF CASH
   AND CASH EQUIVALENTS OF FOREIGN
   HELD AUTONOMOUS SUBSIDIARY                                        (299)          (39)       (2,481)         (164)       (3,784)
                                                                  =======       =======       =======       =======       =======
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (58,408)       43,029       (63,948)       25,484        80,024

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                   117,364        37,340       122,904        54,885        37,340
                                                                  -------       -------       -------       -------       -------

CASH AND CASH EQUIVALENTS - END OF PERIOD                          58,956        80,369        58,956        80,369       117,364
                                                                  =======       =======       =======       =======       =======


THE  ACCOMPANYING   NOTES  ARE  AN  INTEGRAL  PART  OF  THE  CONDENSED   INTERIM
CONSOLIDATED FINANCIAL STATEMENTS.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
      APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (NIS in thousands; Reported Amounts)

                                                  Six Months Ended          Three Months Ended    Year Ended
                                                       June 30,                  June 30,         December 31,
                                                --------------------      --------------------      -------
                                                  2005         2004         2005         2004         2004
                                                -------      -------      -------      -------      -------
                                                    (Unaudited)               (Unaudited)
                                                --------------------      --------------------
A. Adjustments to Reconcile
     Net Income to Net Cash Provided
     by (Used In) Operating Activities

     Income and Expenses Not
       Involving Cash Flows:

         Minority Interest in Earnings of
           Subsidiary                               240        1,493         (441)         331        3,098
         Depreciation and Amortization           12,374       11,726        6,265        5,674       23,468
         Deferred Taxes, Net                     (2,760)        (688)        (261)      (1,131)      (5,011)
         Gain From Sale of Fixed Assets             (32)      (1,257)         (32)      (1,170)      (1,162)
         Effect of Exchange Rate
           Differences, Net                        (779)        (555)        (850)          43       (1,901)

     Changes in Assets and
       Liabilities:
         Decrease (Increase) in Trade
           Receivables                           (8,493)     (29,861)      (2,450)       8,468       15,763
         Decrease (Increase) in Other
           Receivables                            1,603       (2,995)       2,027          449      (20,938)
         Decrease (Increase) in Inventories      16,125      (20,113)      (2,286)     (12,099)     (46,919)
         Increase (Decrease) in Trade
           Payables                             (30,346)      36,683      (11,464)       8,342       49,624
         Net Change in Balances With
           Related Parties                       (6,589)      11,504       (4,674)       5,275       13,591
         Increase (Decrease) in Other
           Payables and Accrued Expenses          4,132        4,714         (334)      (8,678)       1,070
                                                -------      -------      -------      -------      -------
                                                (14,525)      10,651      (14,500)       5,504       30,683
                                                =======      =======      =======      =======      =======

B. Non-cash Activities

     Acquisition of Fixed Assets On
       Credit                                     9,263        3,363        6,267        2,729       18,470
                                                =======      =======      =======      =======      =======

THE  ACCOMPANYING   NOTES  ARE  AN  INTEGRAL  PART  OF  THE  CONDENSED   INTERIM
CONSOLIDATED FINANCIAL STATEMENTS.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005

NOTE 1     -  BASIS OF PRESENTATION

                  The unaudited condensed interim consolidated financial statements as of June 30, 2005 and for the six months and three months then ended ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and Subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and Subsidiaries as of December 31, 2004 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of June 30, 2005 and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2     -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            A.    GENERAL

                  The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting" and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Financial Statements), 1970. The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements with the exception of Standard No. 19 "Income Taxes" as described in paragraph B below.

            B.    INCOME TAXES

                  In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guideline for recognizing, measuring, presenting and disclosing income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard is accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of Standard No. 19 did not affect the Group's financial position, results of operations and cash flows.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005

NOTE 2      -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

            C. Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the Israeli Consumer Price Index ("CPI"):

                                                  REPRESENTATIVE               TURKISH LIRA               CPI
                                                 EXCHANGE RATE OF         EXCHANGE RATE WITH THE     "IN RESPECT
                                                    THE DOLLAR                    DOLLAR                  OF"
  AS OF:                                           (NIS PER $1)               (TL'000 PER $1)         (IN POINTS)
  June 30, 2005                                        4.574                      1,333                  181.63
  June 30, 2004                                        4.497                      1,481                  181.09
  December 31, 2004                                    4.308                      1,352                  180.74

  INCREASE (DECREASE)
  DURING THE YEAR ENDED:                                 %                          %                      %
                                                        ---                        ---                    ---
  Six months ended June 30, 2005                        6.2                        7.7                    0.5
  Six months ended June 30, 2004                        2.7                        3.1                    1.4
  Three months ended June 30, 2005                      4.9                        6.5                    1.1
  Three months ended June 30, 2004                     (0.7)                       13.7                   1.5
  December 31, 2004                                    (1.6)                      (2.9)                   1.2


NOTE 3      -SUPPLEMENTAL DATA

            A.    REDUCTION OF CORPORATE TAX RATE

                  In July 2005, the Israeli Knesset passed in second and third reading the Law for Amending the Income Tax Ordinance (No.
                  147),  2005,   according  to  which  commencing  in  2006  the
                  corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. The effect of this amendment on the deferred-tax balances of the Group will be reflected in its interim financial statements for the third quarter of 2005. Had the Group applied the provisions of this amendment in respect of the June 30, 2005 deferred-tax balances, the Group would have recorded an additional deferred income tax of approximately NIS 3 million.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005

NOTE 3      -SUPPLEMENTAL DATA (cont.)

            B.    PROVISION FOR DOUBTFUL ACCOUNTS

                  In July 2005, Clubmarket Marketing Chains Ltd. ("Clubmarket"), a customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv for a staying of procedures by creditors. The court protection was granted until August 17, 2005. A resolution whether to grant a longer court protection period to allow for Clubmarket recovery or to liquidate its assets is expected. As a result, the interim financial statements include a provision of NIS
                  10.6 million for doubtful accounts, which is included in the general and administrative expenses line item. The remaining net balance of Clubmarket as of June 30, 2005, that is in excess of the doubtful accounts provision recorded, is approximately NIS 5.3 million, which represents approximately 25% of the balance as of such date (including VAT).

                  The net sales to Clubmarket during the six-month period ended June 30, 2005 constituted approximately 6.4% of total net sales on a consolidated basis. The Company estimates that there will be no material effect on the Group's net sales in the future, in the event Clubmarket fully ceases all its operations.